Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2009	2008
Earnings:
(Loss) income before income tax expense and minority interest in subsidiaries	$(5,563)	$5,581
Add:
Equity losses (earnings) from affiliates	369	(305)
Dividends received from affiliates	157	193
Fixed Charges, excluding capitalized interest	892	843
Amortization of capitalized interest	35	25

Total (losses) earnings available for fixed charges	$(4,110)	$6,337

Fixed charges:
Interest on debt and finance lease charges	$690	$702
Capitalized interest	45	30
Interest element on rental expense	202	141

Total fixed charges	$937	$873

Ratio of earnings to fixed charges	* *	7.3

**	Earnings do not cover fixed charges by $5.0 billion during the nine months ended March 31, 2009 due to a non-cash impairment charge of $8.4 billion ($6.7 billion net of tax). (See Note 8 to the Unaudited Consolidated Financial Statements of News Corproration for further discussion)